04037113

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number 1-08164

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan
100 College Road West
Princeton, New Jersey 08540

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Pharmaceuticals Inc.
Deferred Compensation Plan

By: [signature]

Philip Fornecker
Vice President Finance

Dated: June 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Pharmaceuticals Inc.
Deferred Compensation Plan

By: /s/ Philip Fornecker

Vice President Finance

Dated: June 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Pharmaceuticals Inc.
Deferred Compensation Plan

By: /s/ Philip Fornecker

Vice President Finance

Dated: June 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Pharmaceuticals Inc.
Deferred Compensation Plan

By: /s/ Philip Fornecker

Vice President Finance

Dated: June 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Pharmaceuticals Inc.
Deferred Compensation Plan

By: /s/ Philip Fornecker

Vice President Finance

Dated: June 30, 2003

Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan

Financial Statements and Supplemental Schedules

December 31, 2003 and 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 25, 2004

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Investments at fair value		
Trust funds	$ 78,389,590	$ 53,639,064
Common stock	22,113,403	15,074,591
Investments at contract value		
Participant loans	2,158,102	1,802,035
	102,661,095	70,515,690
Employers contributions receivable	-	14,902
Cash	4,686	2,761
Net assets available for benefits	$ 102,665,781	$ 70,533,353

The accompanying notes are an integral part of these financial statements.

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

Additions to net assets attributed to	
Investment income	
Net appreciation from trust funds	$ 11,300,672
Interest	413,437
Dividends	960,639
Net appreciation on common stock	6,229,995
	18,904,743
Contributions to the plan	
By employers	9,533,240
By participants	7,963,163
Participants' rollover	783,664
	18,280,067
Total additions	37,184,810
Deductions from net assets attributed to	
Withdrawals/distributions	(5,052,382)
Total deductions	(5,052,382)
Net Increase	32,132,428
Net assets available for benefits	
Beginning of year	70,533,353
End of year	$ 102,665,781

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of the Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all full-time employees of Novo Nordisk Pharmaceuticals, Inc., Novo Nordisk of North America, Inc. ("NNNA"), and Novo Nordisk Pharmaceutical Industries, Inc. (the "Companies"), who have at least three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The plan is administered by a management committee appointed by the Board of Trustees.

Contributions
Participants may contribute up to 15% of their annual compensation on both a before-tax and after-tax basis. Before-tax contributions are subject to Internal Revenue Service limits. In addition, participants may rollover interests from prior employers' qualified plans.

The Companies' contributions are discretionary. For the years ended December 31, 2003 and 2002, the Companies' cash contributions represent 8% of each participant's annual compensation. The Companies also made additional contributions of 1% of the annual compensation of those participants who contribute at least 2% on a before-tax basis.

Vesting Benefits and Forfeitures
Company contributions to participants' account vest according to the following schedule:

Years of Service	Vesting %
Less than 1	0%
1	33%
2	66%
3 or more	100%

Participants are 100% vested in their own contributions.

At December 31, 2003 and 2002 there were $450,616 and $618,454 respectively, of forfeitures remaining in the plan. Forfeitures may be made available to reinstate previously forfeited account balances of rehired employees, to satisfy any contribution that may be required per employees that were erroneously omitted as participant of the Plan, or used to pay administrative expenses of the Plan. The remaining forfeitures, if any, shall be used to reduce employer contribution.

Participant Accounts
Each participant's account is credited with the participant's contributions and allocation of (a) the Companies' contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Participant withdrawals and distributions are limited to the participant's total account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Participant Loans
Under the terms of the Plan, participants may borrow up to the lesser of 50% of their account balance or $50,000. The loans are secured by the balance in the participants' accounts and bear interest at a rate commensurate with local market rates for similar loans at issue date.

Withdrawals or Distributions
On the earlier of retirement, death or termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their account, or an annuity. In addition, participants may receive pre-retirement distributions at age 59 1/2. Withdrawals or distributions approved but not yet paid to participants at December 31, 2003 and 2002 totaled $0 and $3,687, respectively.

Plan Termination
Although no intention to do so has been expressed, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, all amounts credited to the affected participants shall become 100% vested and shall not thereafter be subject to forfeiture.

2. Summary of Accounting Policies

Basis of Accounting
The Plan's financial statements are prepared on the accrual basis of accounting.

Investments
Common stock is valued at its quoted market price. The various trust fund investments are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed.

The value of certain trust funds, which are invested in short-term investments, are valued at face value, which approximates fair value. Participant loans are valued at their outstanding balances, which approximates fair value.

Investment Income
Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded as earned.

Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions
Employee and companies matching contributions are recorded in the period in which the Companies make the payroll deductions from the participant earnings.

Expenses
The Plan's administrative expenses are paid by the Plan.

Risks and Uncertainties
The Plan provides for various investment options in a combination of diversified funds. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Income Tax

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the Internal Revenue Code section 401 (a) and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service dated April 25, 2003. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan continues to be designed and operated in compliance with the Internal Revenue Code. Therefore, no provision for income taxes has been made.

4. Investments

The Plan's investments are held by Schwab Retirement Plan Services ("Schwab"), the Trustee. The following table presents the Plan's investments as of December 31, 2003 and 2002 that represent 5 percent or more of the Plan's net assets as of year end:

	December 31,	
	2003	2002
Investments at fair value trust funds		
Scudder-Dreman High Return Equity	$14,718,579	$9,986,558
Schwab Value Advantage Fund	11,495,332	9,854,765
Franklin US Gov't Securities	6,309,272	6,392,004
Schwab S&P 500 - Investor Shares	9,517,704	5,384,228
INVESCO Total Return Fund	5,382,159	4,797,643
MFS Mass Inv. Growth Stock Fund	6,909,693	4,780,696
Janus Fund	5,454,271	*
Common stocks		
Novo Nordisk A/S, American Depository Shares	22,113,403	14,323,096

* Investment was less than 5% of Net Assets at December 31, 2002.

5. Related Party Transactions

Certain Plan investments are managed by Schwab Retirement Plan Services. Schwab Retirement Plan Services is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2003, the total market value of investments managed by Charles Schwab amounted to $28,561,694. Fees paid by the Plan for the Investment Management Services amounted to $57,000 for the year ended December 31, 2003.

Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2003, the market value of investments in Novo Nordisk A/S common stock was $22,113,403.

Novo Nordisk Pharmaceuticals, Inc.
401(k) Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)

	Cost	Fair Value
Trust funds		
Scudder-Dreman High Return Equity	**	$ 14,718,579
* Schwab Value Advantage Fund	**	11,495,332
Franklin US Gov't Securities	**	6,309,272
* Schwab S&P 500 - Investor Shares	**	9,517,704
INVESCO Total Return Fund	**	5,382,159
MFS Mass Inv. Growth Stock Fund	**	6,909,693
Janus Fund	**	5,454,271
Safeco Growth Fund	**	4,542,719
Europacific Growth Fund	**	4,505,758
* Schwab Asset Directed High Growth Fund	**	2,909,083
* Schwab Asset Directed Balanced Growth Fund	**	2,731,130
* Schwab Asset Directed Conservative Growth Fund	**	1,881,914
Ariel Appreciation	**	2,005,445
* Schwab US Treasury Money Fund	**	26,531
		78,389,590
Common stocks		
* Novo Nordisk A/S, American Depository Shares	**	22,113,403
* Participant loans, with interest rates ranging from 5.25% to 10.5% and with maturities through 2009		2,158,102
Total investments		$ 102,661,095

* Party-in-interest.

** Cost information not required for participant directed investments.